Exhibit 99.1

Check-Cap Announces Appointment of William Densel as Chief Executive Officer and Director

ISFIYA, Israel, August 13, 2015 - Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, announced today the appointment of William (Bill) Densel as Chief Executive Officer.  The terms of Mr. Densel’s engagement as Chief Executive Officer were approved at an extraordinary general meeting of shareholders held today.  In addition, Check-Cap’s Board of Directors elected Mr. Densel as a director to fill a vacancy on the Board, to serve in such office until the next annual general meeting of shareholders, effective as of the approval of the terms of his engagement as Chief Executive Officer by the Company’s shareholders.

Mr. Densel joined Check-Cap earlier this year as President of U.S. Operations. He succeeds Guy Neev, who held the role of Chief Executive Officer since the Company’s inception.  Mr. Neev will serve as a consultant to the Company through the end of 2015.

“We are pleased to have Bill assume his new role as Chief Executive Officer and as a member of the Board of Directors, and we are confident that his extensive leadership experience in the healthcare field will be an invaluable asset to the Company,” said Tomer Kariv, Chairman of the Board of Directors of Check-Cap.  “As we prepare to execute on near and long-term corporate and clinical milestones, including a CE mark application and the commencement of an FDA pivotal study next year, our Board of Directors and management team believes that Bill’s experience and track record will enable us to effectively and efficiently realize our clinical, regulatory and reimbursement goals.”

Kariv continued, “We thank Guy for his dedication and leadership. Guy served as the Chief Executive Officer of Check-Cap for more than seven years and has led the Company through many important achievements and milestones, including his instrumental role in navigating the Company’s successful initial public offering in the United States and listing of its securities on Nasdaq.  We are grateful for Guy’s contribution to the Company's success and his support through this transition period and we look forward to his continued involvement in the Company in an advisory role.”

Mr. Densel joined Check-Cap as President of U.S. Operations in May 2015 and has served as the President and Chief Executive Officer of its U.S. subsidiary, Check-Cap U.S. Inc., since July 2015.  Mr. Densel brings 25 years of leadership experience to his new position of Chief Executive Officer, including his most recent role as Chief Executive Officer of Beacon Endoscopic, Inc., a company specializing in advanced endoscopy devices, which was acquired by Covidien plc. Mr. Densel has also served as General Manager, CardioSCORE for BG Medicine Inc., a cardiovascular diagnostics company, and Chief Executive Officer of Dune Medical Devices, Inc., a company focused on devices for the intraoperative identification of cancerous tissues. In addition, Mr. Densel has held senior management positions at Hologic Corporation (formerly Cytyc Corporation), Boston Scientific Corporation, and Genzyme Biosurgery. Mr. Densel served as a Special Operations Officer in the U.S. Navy, and received a BA degree in Economics from Duke University.

In addition to approving the terms of Mr. Densel’s engagement as Chief Executive Officer, the following proposals were approved by the shareholders at the extraordinary general meeting held today: the adoption of the Check-Cap Ltd. Compensation Policy for Executive Officers and Directors; and the adoption of the Check-Cap Ltd. 2015 Equity Incentive Plan and the Check-Cap Ltd. 2015 United States Sub-Plan to the 2015 Equity Incentive Plan for U.S. tax purposes.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of innovative imaging devices. The Company is developing an ingestible capsule for the identification of colorectal cancer and pre-cancerous lesions in the colon. Utilizing proprietary, ultra-low-energy X-ray-based technology, the capsule safely generates high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring traditional bowel preparation or modifications to a person's diet and activities, Check-Cap's system is designed to be patient-friendly and to increase compliance with colorectal cancer screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

# # #

CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Media
Danielle Lewis
Lazar Partners Ltd.
212-843-0211
dlewis@lazarpartners.com